QuickLinks -- Click here to rapidly navigate through this document

Genco Shipping & Trading
35 West 56th Street
New York, NY 10019

July 19, 2005

BY FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Max A. Webb, Esq., Assistant Director

    Re:
    Genco Shipping & Trading Limited
    Registration Statement on Form S-1 (No. 333-124718)

Ladies and Gentlemen:

        The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission on Form S-1 be accelerated so that it will be made effective at 4 p.m. Eastern Daylight Time on July 21, 2005, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

        The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments or the declaration of effectiveness by the Commission or the Staff, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,
GENCO SHIPPING & TRADING LIMITED
By:	/s/ ROBERT GERALD BUCHANAN Name: Robert Gerald Buchanan Title: President

QuickLinks

Genco Shipping & Trading 35 West 56th Street New York, NY 10019